News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	April 19, 2022

 Seabridge Gold Completes Drilling at its
Snowstorm Project in Northern Nevada

Toronto, Canada... Seabridge Gold's (TSX: SEA, NYSE:SA) most recent drill program at its Snowstorm Project, 100%-owned by the Company, has been completed and samples are being processed for assay. Drilling targeted the structural zones with anomalous gold encountered in previous drill campaigns. Snowstorm is located 15 kilometers north of Turquoise Ridge on an extension of the prolific Getchell Trend.  This off set drill program was designed to increase the number of intersections on a gold-bearing, structurally controlled intrusion to help vector towards higher grades.

The latest drilling re-entered completed holes from past campaigns, using directional drilling tools to deviate from the original targets. The newly completed drilling totaled 1,320 meters of exploration drilling utilizing 982 meters of previous work.

Rudi Fronk, Seabridge Chairman and CEO, noted: "Conditions around advancing this project remain challenging but incremental progress continues. We knew a multi-year exploration program would be required to advance a deep blind target and we remain confident of the potential. Integrating these new results into our understanding is expected to further define targeting in our next campaign designed to advance towards discovery of a Turquoise Ridge style opportunity," said Fronk.

The 2021 program was designed to offset results from 2020, where two holes encountered sheared and altered zones of intrusive rock with gold, arsenic, and silver concentrations one to two orders of magnitude above background concentrations. Shearing and alteration in these rocks indicated to us that a thrust fault within the favourable Paleozoic stratigraphy, intruded by an intermediate composition igneous rock, had provided a pathway for gold-bearing fluids.  This program targeted the intersection of the thrust fault near an identified north-south fault zone.

Drill hole CC-21-23C re-entered previous hole 23. After several failed attempts to use directional tools, CC-23C deviated correctly from the mother hole at 532 meters and advanced toward the target. Drilling was terminated at 924 meters when the casing shifted during a bit service and the drill string could not return to bottom. Observations and assay results from this hole indicate it was sited in the expected stratigraphy to encounter the desired target.

Drill hole CC-21-24A was sited on the original CC-24 position, the daughter hole deviated at 452 meters and continued to completion at 1,379 meters.  Poor rock conditions and high ground water pressures were encountered in this hole but were rectified by slowly and methodically advancing the drill hole casing. Observations from CC-21-24A tracked closely with CC-20-24, providing a good stratigraphic column above the target. Intervals of intermediate intrusive rocks were cut between 1,301 and 1,358 meters. Assay results are pending for CC-21-24A and are expected to provide better understanding of the scale of the thrust fault target along with gold and pathfinder element dispersion around intrusions. We expect important data from this hole.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Exploration activities by Seabridge at the Snowstorm are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Drill assays are submitted with about 15% certified standards, blanks and duplicates. Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the Integration of these new results into our understanding being expected to further define targeting in our next campaign and that the next campaign will be designed to advance towards discovery of a Turquoise Ridge style opportunity; (ii) the presence of a thrust fault within the favourable Paleozoic stratigraphy, intruded by an intermediate composition igneous rock, indicating that it had provided a pathway for gold-bearing fluids; (iii) expectations that information from the drilling will be important and provide better understanding of the scale of the thrust fault target along with gold and pathfinder element dispersion around intrusions, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com